Simpson Thacher & Bartlett llp 425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000 Facsimile (212) 455-2502

October 5, 2011

VIA COURIER AND EDGAR

	Re:	Exelis Inc.
Amendment No. 5 to Registration
Statement on Form 10-12B
File No. 001-35228
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Koduri:
          On behalf of Exelis Inc. (the “Company” or “Exelis”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 4 to the Registration Statement as filed on September 26, 2011. The Registration Statement has been revised to include the record and distribution dates of the proposed spin-off described in the Registration Statement and to reflect certain other changes.
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     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Christy Adams Terry French Kathleen Krebs Exelis Inc. David F. Melcher Ann D. Davidson